EXHIBIT 99.1

ING publishes its 2017 Integrated Annual Report and proxy materials 2018 AGM

"Empowering people" is the title of the 2017 Integrated Annual Report of ING Groep N.V. (IAR) that is published today, together with the Annual Report of ING Bank N.V..

The title reflects ING's purpose of empowering people to stay a step ahead in life and in business. In 2017, we again saw rapid growth in interactions with customers through mobile devices. With our Customer Promise to be clear and easy, available anytime and anywhere, to empower and to keep getting better, we've established ourselves as a leader in digital banking.

In Retail Banking, the overall number of customers increased to 37.4 million in 2017, up more than four million since the launch of the Think Forward strategy in 2014. The number of primary relationships - customers with a current account with recurring income and at least one other product - grew to 10.8 million. We're on track to meet our ambition of 14 million primary customers by 2020. Based on a rolling average, we were rated number one in terms of NPS in seven of our 13 retail markets in 2017.

ING Wholesale Banking's solid performance demonstrated the skills that differentiate us in the market, including our strong sector expertise in industry lending and capabilities in areas like payments and cash management, working capital solutions and financial markets. We'll further develop Wholesale Banking as a client focused franchise that offers a consistent experience across borders.

At the same time that we transform ING and prepare for the future, we must also ensure that our day-to-day operations meet the highest standards and that we continue to live up to the expectations of customers and society. This includes ensuring that critical non-financial risk areas, such as customer due diligence and anti-money laundering measures, stay top of mind and are supported by a structural approach and strong foundations.

Our sustainability information is also provided in the IAR as sustainability is embedded in ING's purpose and strategy. In 2017 we decided to focus our sustainability efforts on contributing to a low-carbon and self-reliant society as we think this will have the most impact both for our customers and society. For businesses, this includes increasing financing for responsible companies while reducing financing for carbon-intensive sectors, continuing our involvement in the circular economy and increasing financing aimed at promoting social progress. For customers, our approach to promoting a self-reliant society includes providing them with tools and insights that improve their financial decision-making and resilience.

The IAR and the Annual Report of ING Bank N.V., are available on a special annual report landing page on ING's website ing.com. This page includes all relevant downloads, and an accessible and engaging overview of the key figures and highlights of the year.

ING today also published the proxy materials for its annual General Meeting (AGM), to be held on Monday, 23 April 2018, in Amsterdam. The proxy materials, including the agenda for the AGM, will be available as of 3 pm CET at www.ing.com/agm. The agenda includes a proposal to the AGM to amend the Executive Board remuneration policy and to re-appoint Eric Boyer de la Giroday as a member of the Supervisory Board.  The reappointment will be effective immediately at the end of the Annual General Meeting of 23 April 2018. As announced in 2017, Jeroen van der Veer will step down from the Supervisory Board as per the end of the AGM in 2018. He has been a member of the Supervisory Board since 2009 and was reappointed for a period of one year in 2017. As announced earlier it is the intention of the Supervisory Board to elect Hans Wijers as its chairman to succeed Jeroen van der Veer in that capacity per the end of the AGM 2018.

ING will also file today its Annual Report on Form 20-F for the year ended 31 December 2017 with the United States Securities and Exchange Commission (SEC). The 2017 Form 20-F is available on the ING website, and can be downloaded from the SEC website (www.sec.gov) later today. Shareholders or holders of ADRs can also request a hard copy of ING's audited financial statements, free of charge, at www.ing.com/publications.htm.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
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Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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